Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
7 April 2010
RANDGOLD RESOURCES — Annual Information Update
London, United Kingdom, 7 April 2010 - In accordance with Prospectus Rule 5.2, Randgold Resources Limited submits its Annual Information Update, following the publication of our Annual Report in March 2010. This Annual Information Update refers to information that has been published or made available to the public in Jersey, the UK, the USA and Canada.
This Annual Information Update provides information from 20 April 2009 to 6 April 2010 being the date of publication of this Annual Information Update.
Information submitted to the Regulatory News Service, London Stock Exchange

TITLE	DATE PUBLISHED
Foundation laid for next growth stage	31 March 2010

Substantial increase in reserves and resources	31 March 2010

Total voting rights	31 March 2010

Notification of major interest in shares — Baring Asset Management Limited (“BAM”) OppenheimerFunds, Inc. (“OFI”)	26 March 2010

Restricted stock award and sale of shares: DM Bristow	19 March 2010

Restricted stock award: non executive directors	23 February 2010

Final dividend for 2009 — election for sterling dividend	8 February 2010

Q4 results — Profit, production and reserves soar in record year	8 February 2010

Total voting rights	29 January 2010

Randgold Resources strengthens board	29 January 2010

Director declaration	4 January 2010

Total voting rights	31 December 2009

Randgold closes Kibali transaction	22 December 2009

Randgold shareholders approve Kibali transaction	16 December 2009

Randgold Resources posts circular to shareholders and announces revised mineral resources at Kibali	30 November 2009

Total voting rights	30 November 2009

Material increase in Kibali indicated resource	30 November 2009

Randgold Resources ups Tongon stake	25 November 2009

Randgold Resources Limited announces sale of Kiaka Project licence to Volta Resources Limited in exchange for cash and common shares of Volta	20 November 2009

Restricted stock award and sale of shares: DM Bristow	16 November 2009

Four new mines on horizon	10 November 2009

Notifications of Major Interests in Shares — BlackRock Global Funds	4 November 2009

Randgold Resources expands on its Moto deal	2 November 2009

Randgold Resources signs agreement to increase stake in Moto Gold Project	31 October 2009

Total voting rights	30 October 2009

TITLE	DATE PUBLISHED
Randgold Resources signs definitive agreement to sell interest in Kiaka Gold Project	19 October 2009

Block Listing	15 October 2009

Application for admission	15 October 2009

Randgold to move quickly on advancing Moto Project	15 October 2009

Randgold Resources and Moto Goldmines complete business combination	15 October 2009

Publication of prospectus equivalent document	12 October 2009

Resolution passed at Moto Goldmines special meeting	9 October 2009

Total voting rights	30 September 2009

Randgold Resources signs letter of intent to sell interest in Kiaka Gold Project	8 September 2009

Restricted stock award: Executive director	4 September 2009

Restricted stock award: Executive director	28 August 2009

Total voting rights	28 August 2009

DRC Government and Randgold Resources meet to progress Moto transaction	24 August 2009

Randgold Resources and Moto Goldmines enter into business combination	5 August 2009

Exercise of over-allotment option	3 August 2009

Stabilisation notice	30 July 2009

Results of global offer	29 July 2009

Randgold Resources prices global offering of new shares	29 July 2009

Randgold Resources enters into Irrevocable Commitment to implement the Proposed Randgold Transaction with Moto Goldmines	27 July 2009

Q2 results — Profit and production gains, progress on projects sustained in Q2	27 July 2009

Global offer of 5 000 000 new shares	27 July 2009

Biggest investor in Malian gold industry says more to come from prospect pipeline	20 July 2009

Perseverance through tough times delivers new gold mine in Côte d’Ivoire	17 July 2009

Randgold Resources international conference call re proposed business combination with Moto Goldmines	17 July 2009

Randgold Resources Proposes Business Combination with Moto Goldmines	16 July 2009

Merrill Lynch appointed joint corporate broker to Randgold Resources	22 June 2009

Annual information update for 20 April 2009 spellings corrected	17 June 2009

Total voting rights	29 May 2009

Notifications of Major Interests in Shares — BlackRock Global Funds	28 May 2009

Director’s Randgold Resources shareholding	27 May 2009

Q1 results — Profit and production up white growth projects advance	7 May 2008

Notifications of Major Interests in Shares — FMR LLC	6 May 2009

Directorate change	5 May 2009

Results of voting at 2009 Randgold Resources Annual General Meeting	5 May 2009
Details of all regulatory announcements can be found in full on the company’s market news page on the London Stock Exchange website at: www.londonstockexchange.com
Information posted on website (www.randgoldresources.com)

QUARTERLY REPORTS

TITLE	DATE PUBLISHED
2010

Report for the first quarter ended 31 March 2010	6 May 2010

Report for the fourth quarter and year ended 31 December 2009	8 February 2010

2009

Report for the third quarter ended 30 September 2009	10 November 2009

Report the second quarter and 6 months ended 30 June 2009	4 August 2009

Report for the first quarter ended 31 March 2009	7 May 2009
ANNUAL REPORTS

TITLE	DATE PUBLISHED
Annual Report — 2009	31 March 2010
RESERVE/RESOURCE TABLES

TITLE	DATE PUBLISHED
Reserve and Resource Declaration — 2009	31 March 2010
20F

TITLE	DATE PUBLISHED
Form 20F — 2009	31 March 2010
CORPORATE GOVERNANCE

TITLE	DATE PUBLISHED
Notice to Shareholders for the 2010 AGM and Proxy Form	31 March 2010

Code of Conduct	26 March 2010

Board Charter	9 March 2010

Final Dividend for 2009 — Election for Sterling Dividend	8 February 2010

Class 1 Circular — Notice of Extraordinary General Meeting	16 December 2009

UK Prospectus Equivalent Document	12 October 2009

F-3 Prospectus 2009	20 August 2009

Audit Charter	2 March 2007

Nomination & Corporate Governance Committee Charter	2 March 2007

Remuneration Committee Charter	2 March 2007

Corporate Code of Ethics Financial	21 October 2005

Social Responsibility Statement	18 October 2005
PRESENTATIONS

TITLE	DATE PUBLISHED
2009
PDAC 2010: Gold mining in Sub Saharan Africa over the last 15 years .... a review of the drivers to creating value	25 March 2010

Indaba 2010: 12 months on ... a story of investment in value creation	8 February 2010

Results for the fourth quarter and year ended 31 December 2009	8 February 2010

PRESENTATIONS

TITLE	DATE PUBLISHED
Results for the third quarter ended 30 September 2009	28 January 2010

Denver 2009: Randgold Resources ... focused on building long term value at every level	30 October 2009

Results for the second quarter and 6 months ended 30 June 2009	4 August 2009

Barcelona 2009: Randgold Resources ... delivering pure gold value	14 May 2009

Results for the first quarter ended 31 March 2009	7 May 2009

EGF 2009: Randgold Resources ... A top performing pure gold company	6 May 2009
Documents filed with the Jersey Financial Services Commission

TITLE	DATE
Annual Return 2010	11 February 2010

Filing of the Company’s Prospectus for admission on the London Stock Exchange of 6,628,769 ordinary shares in connection with the Acquisition of Moto Goldmines Limited	23 October 2009

Filing of US Securities and Exchange Commission F-3 Registration Statement in connection with the Placing of the Company’s 5,000,000 ordinary shares (in the form of ADSs or ordinary shares)	28 July 2009

Filing of the Canadian Placing Memorandum in connection with the Placing of the Company’s 5,000,000 ordinary shares (in the form of ADSs or ordinary shares)	28 July 2009
Documents filed with the Jersey Financial Services Commission are available at Jersey Financial Services Commission, PO Box 267, 14 — 18 Castle Street, St Helier, Jersey, JE4 8TP.
Documents filed with the United States Securities and Exchange Commission

TITLE	DATE
Form 6-K: Incorporating the following:
Release, dated March 26, 2010, entitled “Notification of Major Interest in Shares”.
Release, dated March 31, 2010, entitled “Sustained Focus on Organic Growth Delivers Substantial Rise in Reserves and Resources”.
Release, dated March 31, 2010, entitled “Foundation Laid for Next Growth Stage”.
Release, dated March 31, 2010, entitled “Total Voting Rights”.
1 April 2010

Form 20-F: Annual report for the fiscal year ended December 31, 2009	31 March 2010

Form 6-K: Incorporating the following: Release, dated March 19, 2010, entitled “Restricted Stock Award and Sale of Shares: D M Bristow”.	24 March 2010

Form 6-K: Incorporating the following: Release, dated February 23, 2010, entitled “Restricted Stock Award: Non Executive Directors”. Release, dated February 26, 2010, entitled “Total Voting Rights”.	1 March 2010

Schedule 13G: Statement of acquisition of beneficial ownership by individuals (Van Eck Associates Corporation)	17 February 2010

Schedule 13G/A: Amendment to statement of acquisition of beneficial ownership by individuals (FMR LLC)	16 February 2010

Form 6-K: Incorporating the following:
Release, dated February 8, 2010, entitled “Profit, Production and Reserves Soar in Record Year”.
Release, dated February 8, 2010, entitled “Final Dividend for 2009:
16 February 2010
Election for Sterling Dividend”.

TITLE	DATE
Form 6-K: Incorporating the following: Release, dated January 29, 2010, entitled “Total Voting Rights”. Release, dated January 29, 2010, entitled “Randgold Resources Strengthens Board”.	5 February 2010

Schedule 13G/A: Amendment to Statement of Acquisition Of Beneficial Ownership by Individuals (Wells Fargo and Company)	3 February 2010

Form 6-K: Incorporating the following: Release, dated January 18, 2010, entitled “Announcement of Year End (Q4) Results — Monday 8 February 2010”.	20 January 2010

Schedule 13G: Statement of Acquisition of Beneficial Ownership by Individuals (BlackRock, Inc.)	8 January 2010

Form 6-K: Incorporating the following: Release, dated December 31, 2009, entitled “Total Voting Rights”. Release, dated January 4, 2010, entitled “Director Declaration”.	6 January 2010

Form 6-K: Incorporating the following: Release, dated December 22, 2009, entitled “Randgold Closes Kibali Transaction”.	28 December 2009

Form 6-K: Incorporating the following: Release, dated December 16, 2009, entitled “Randgold Shareholders Approve Kibali Transaction”.	17 December 2009

Form 6-K: Incorporating the following:
Release, dated November 20, 2009, entitled “Randgold Resources Limited Announces Sale of Kiaka Project License to Volta Resources Limited in Exchange for Cash and Common Shares of Volta”.
Release, dated November 25, 2009, entitled “Randgold Resources Ups Tongon Stake”.
Release, dated November 30, 2009, entitled “Total Voting Rights”.
Release, dated November 30, 2009, entitled “Material Increase in Kibali Indicated Resource”.
Release, dated November 30, 2009, entitled “Randgold Resources Posts Circular to Shareholders and Announces Revised Mineral Resources at Kibali”.
1 December 2009

Form 6-K: Incorporating the following: Release, dated November 16, 2009, entitled “Restricted Stock Award and Sale of Shares: D M Bristow”.	17 November 2009

Form 6-K: Incorporating the following: Release, dated November 10, 2009, entitled “Four New Mines on Horizon”.	12 November 2009

Form 6-K: Incorporating the following:
Release, dated October 31, 2009, entitled “Randgold Resources Signs Agreement to Increase Stake in Moto Gold Project”.
Release, dated November 2, 2009, entitled “Randgold Resources Expands on its Moto Deal”.
Release, dated November 3, 2009, entitled “Q3 Results Investor Conference Call — Tuesday 10 November 2009”.
Release, dated November 4, 2009, entitled “Notification of Major Interest in Shares”.
4 November 2009

Form 6-K: Incorporating the following: Release, dated October 30, 2009, entitled “Total Voting Rights”.	30 October 2009

Form 6-K: Incorporating the following: Release, dated October 19, 2009, entitled “Randgold Signs Agreement to Sell Interest in Kiaka”.	22 October 2009

Form 425: Prospectuses and communications, business combinations	16 October 2009

Form 425: Prospectuses and communications, business combinations	16 October 2009

Form 6-K: Incorporating the following:
Release, dated October 15, 2009, entitled “Randgold to Move Quickly on Advancing Moto Project”.
Release, dated October 15, 2009, entitled “Randgold Resources and Moto Goldmines Complete Business Combination”.
16 October 2009

Form 425: Prospectuses and communications, business combinations.	15 October 2009

TITLE	DATE
Form 6-K: Incorporating the following: Release, dated October 15, 2009, entitled “Block Listing”. Release, dated October 15, 2009, entitled “Application for Admission”.	15 October 2009

Form 425: Prospectuses and communications, business combinations	13 October 2009

Form 425: Prospectuses and communications, business combinations	13 October 2009

Form 6-K: Incorporating the following:
Release, dated October 9, 2009, entitled “Resolution Passed at Moto Goldmines Special Meeting”.
Release, dated October 12, 2009, entitled “Publication of Prospectus Equivalent Document”.
13 October 2009

Form 6-K: Incorporating the following: Release, dated October 5, 2009, entitled “Announcement of Q3 Results — Tuesday 10 November 2009”.	7 October 2009

Form F-6 POS: Post-Effective Amendment No. 1 to Form F-6 Registration Statement	7 October 2009

Form 6-K: Incorporating the following: Release, dated September 30, 2009, entitled “Total Voting Rights”.	1 October 2009

Form 425: Prospectuses and communications, business combinations	14 September 2009

Form 6-K: Incorporating the following: Release, dated September 4, 2009, entitled “Restricted Stock Award:	8 September 2009
Executive Director”. Release, dated September 8, 2009, entitled “Randgold Resources Signs Letter of Intent to Sell Interest in Kiaka Gold Project”.

Form 6-K: Incorporating the following: Release, dated August 28, 2009, entitled “Restricted Stock Award:	31 August 2009
Executive Director”. Release, dated August 28, 2009, entitled “Total Voting Rights”.

Form 425: Prospectuses and communications, business combinations	24 August 2009

Form 6-K: Incorporating the following: Release, dated August 24, 2009, entitled “DRC Government and Randgold Resources Meet to Progress Moto Transaction”.	24 August 2009

Form 6-K: Incorporating the following: Release, dated August 5, 2009, entitled “Randgold Resources and Moto Goldmines enter into Business Combination”.	5 August 2009

Form 425: Prospectuses and communications, business combinations	5 August 2009

Form 6-K: Incorporating the following:
Release, dated July 29, 2009, entitled “Randgold Resources Prices Global Offering of New Shares”.
Release, dated July 29, 2009, entitled “Results of Global Offer”.
30 July 2009

Prospectus filed pursuant to Rule 424(b)(5) of the Securities Act of 1933	30 July 2009

Form 6-K: Incorporating the following:
Release, dated July 27, 2009, entitled “Randgold Resources Announces Global Offer of 5,000,000 New Shares”.
Release, dated July 27, 2009, entitled “Global Offer of 5,000,000 New Shares”.
Release, dated July 27, 2009, entitled “Profit and Production Gains, Progress on Projects Sustained in Q2”.
29 July 2009

Form F-3: Automatic shelf registration statement of securities of well-known seasoned issuers	27 July 2009

Form 6-K: Incorporating the following:
Release, dated July 27, 2009, entitled “Randgold Resources enters into Irrevocable Commitment to Implement the Proposed Randgold Transaction with Moto Goldmines”.
27 July 2009

Form 425: Prospectuses and communications, business combinations	27 July 2009

Form 6-K: Incorporating the following: Description of Our Memorandum and Articles of Association and Ordinary Shares, and Description of American Depositary Shares.	27 July 2009

TITLE	DATE
Form 6-K: Incorporating the following: Release, dated July 21, 2009, entitled “Q2 Results Investor Conference Call — Tuesday 28 July 2009”.	23 July 2009

Form 6-K: Incorporating the following: Release, dated July 20, 2009, entitled “Biggest Investor in Malian Gold Industry Says More to Come from Prospect Pipeline”.	21 July 2009

Form 6-K: Incorporating the following:
Release, dated July 17, 2009, entitled “Randgold Resources International Conference Call Re Proposed Business Combination With Moto Goldmines”.
Release, dated July 17, 2009, entitled “Perseverance Through Tough Times Delivers New Gold Mine in Côte d’Ivoire”.
17 July 2009

Form 425: Prospectuses and communications, business combinations	16 July 2009

Form 6-K: Incorporating the following: Release, dated July 16, 2009, entitled “Randgold Resources Proposes Business Combination with Moto Goldmines”.	16 July 2009

Form 6-K: Incorporating the following: Release, dated June 30, 2009, entitled “Total Voting Rights”.	7 July 2009

Form 6-K: Incorporating the following:
Release, dated June 22, 2009, entitled “Merrill Lynch Appointed Joint Corporate Broker to Randgold Resources”.
Release, dated June 22, 2009, entitled “Announcement of Q2 Results — Tuesday 28 July 2009”.
29 June 2009

Form 6-K: Incorporating the following:
Release, dated May 27, 2009, entitled “Director’s Randgold Resources Shareholding”.
Release, dated May 28, 2009, entitled “Notifications of Major Interests in Shares”.
Release, dated May 29, 2009, entitled “Total Voting Rights”.
3 June 2009

Form 6-K: Incorporating the following:
Release, dated May 5, 2009, entitled “Results of Voting at 2009 Randgold Resources Annual General Meeting”.
Release, dated May 5, 2009, entitled “Directorate Change”.
Release, dated May 6, 2009, entitled “Notifications of Major Interests in Shares”.
Release, dated May 7, 2009, entitled “Profit and Production Up While Growth Projects Advance”.
20 May 2009

Form 20-F: Annual report for the fiscal year ended December 31, 2008	May 15, 2009

Schedule 13G: Statement of acquisition of beneficial ownership by individuals (Wells Fargo and Company)	May 1, 2009

Form 6-K: Incorporating the following:
Release, dated April 14, 2009, entitled “Block Listing Six Monthly Return”.
Release, dated April 14, 2009, entitled “Notifications of Major Interests in Shares”.
Release, dated April 20, 2009, entitled “Annual Information Update”.
April 22, 2009
The company has submitted filings to the SEC by virtue of having American Depositary Shares listed on the Nasdaq National Market. Full details of the filings can be viewed at: www.sec.gov

Information submitted to the System for Electronic Document Analysis and Retrieval (SEDAR)

TITLE	DATE
Form 20-F: Annual Report for the fiscal year ended December 31, 2009	1 April 2010

Form 6-K (For the month of April 2010 (first filing)): Incorporating the following:	1 April 2010
•   Release, dated March 26, 2010, entitled “Notification of Major Interest in Shares”.
•   Release, dated March 31, 2010, entitled “Sustained Focus on Organic Growth Delivers Substantial Rise in Reserves and Resources”.
•   Release, dated March 31, 2010, entitled “Foundation Laid for Next Growth Stage”.
•   Release, dated March 31, 2010, entitled “Total Voting Rights”.

News releases:
•   “Sustained Focus on Organic Growth Delivers Substantial Rise in Reserves and Resources”
•   Re-filed pursuant to correction: “Sustained Focus on Organic Growth Delivers Substantial Rise in Reserves and Resources”
•   “Foundation Laid for Next Growth Stage”
•   “Total Voting Rights”
31 March 2010

News release: “Share Interest — Baring Asset Management Limited and OppenheimerFunds, Inc.”	26 March 2010

News release: Form 6-K incorporating the following: • Release, dated March 19, 2010, entitled “Restricted Stock Award and Sale of Shares: DM Bristow”	24 March 2010

News release: “Restricted Stock Award and Sale of Shares: DM Bristow” dated 19 March 2010	19 March 2010

News release: Form 6-K incorporating the following:
•   Release, dated February 23, 2010, entitled “Restricted Stock Award: Non Executive Directors”
•   Release, dated February 26, 2010, entitled “Total Voting Rights”
1 March 2010

News release: Form 6-K incorporating the following:
•   Release, dated February 8, 2010, entitled “Profit Production and Reserves Soar in Record Year”
•   Release, dated February 8, 2010, entitled “Final Dividend for 2009: Election for Sterling Dividend”
16 February 2010

News release: Form 6-K incorporating the following: • Release, dated January 29, 2010, entitled “Total Voting Rights” • Release, dated January 29, 2010, entitled “Randgold Resources Strengthens Board”	5 February 2010

News release: Form 6-K incorporating the following: • Release, dated January 18, 2010, entitled “Announcement of Year End (Q4) Results — Monday 8 February 2010”	20 January 2010

News release: Form 6-K incorporating the following: • Release, dated December 31, 2009, entitled “Total Voting Rights” • Release, dated January 4, 2010, entitled “Director Declaration”	7 January 2010

News release: Form 6-K incorporating the following: • Release, dated December 22, 2009, entitled “Randgold Closes Kibali Transaction”	28 December 2009

Technical report (NI 43-101): “Gounkoto Gold Project, Loulo, Mali” dated 30 October 2009	23 December 2009

Consent of qualified person (NI 43-101): Rodney Quick, General Manager Evaluation and Environment, Randgold Resources Limited dated 30 October 2009	23 December 2009

Certificate of qualified person (NI 43-101): Rodney Quick, General Manager Evaluation and Environment, Randgold Resources Limited dated 30 October 2009	23 December 2009

News release: Form 6-K incorporating the following: • Release, dated December 16, 2009, entitled “Randgold Shareholders Approve Kibali Transaction”	17 December 2009

News release: “Total Voting Rights” dated 30 November 2009	30 November 2009

News release: “Material Increase in Kibali Indicated Resource” dated 30 November 2009	30 November 2009

TITLE	DATE
News release: “Randgold Resources Posts Circular to Shareholders and Announces Revised Mineral Resources at Kibali” dated 30 November 2009	30 November 2009

Technical report (NI 43-101): “Kibali Gold Project in the Democratic Republic of Congo” dated 27 November 2009	27 November 2009

Consent of qualified person (NI 43-101): Fred Kock, Lead Metallurgist, Orway Mineral Consultants (WA) Pty Ltd dated 27 November 2009	27 November 2009

Consent of qualified person (NI 43-101): Quinton de Klerk, Director - Mining Engineering, Cube Consulting Pty Ltd dated 27 November 2009	27 November 2009

Consent of qualified person (NI 43-101): Paul Kerr, Senior Consultant (Underground Mining), SRK Consulting Pty Ltd dated 27 November 2009	27 November 2009

Consent of qualified person (NI 43-101): Rodney Quick, General Manager Evaluation and Environment, Randgold Resources Limited dated 27 November 2009	27 November 2009

Consent of qualified person (NI 43-101): Rodney Leonard, Technical Director, Lycopodium Minerals Pty Ltd dated 27 November 2009	27 November 2009

Consent of qualified person (NI 43-101): Terje (Ted) Hansen, Director - Geological Consulting, Cube Consulting Pty Ltd dated 27 November 2009	27 November 2009

Consent of qualified person (NI 43-101): Patrick (Rick) Adams, Director — Geological Resource Services, Cube Consulting Pty Ltd dated 27 November 2009	27 November 2009

Certificate of qualified person (NI 43-101): Fred Kock, Lead Metallurgist, Orway Mineral Consultants (WA) Pty Ltd dated 27 November 2009	27 November 2009

Certificate of qualified person (NI 43-101): Quinton de Klerk, Director — Mining Engineering, Cube Consulting Pty Ltd dated 27 November 2009	27 November 2009

Certificate of qualified person (NI 43-101): Paul Kerr, Senior Consultant (Underground Mining), SRK Consulting Pty Ltd dated 27 November 2009	27 November 2009

Certificate of qualified person (NI 43-101): Rodney Quick, General Manager Evaluation and Environment, Randgold Resources Limited dated 27 November 2009	27 November 2009

Certificate of qualified person (NI 43-101): Rodney Leonard, Technical Director, Lycopodium Minerals Pty Ltd dated 27 November 2009	27 November 2009

Certificate of qualified person (NI 43-101): Terje (Ted) Hansen, Director — Geological Consulting, Cube Consulting Pty Ltd dated 27 November 2009	27 November 2009

Certificate of qualified person (NI 43-101): Patrick (Rick) Adams, Director — Geological Resource Services, Cube Consulting Pty Ltd dated 27 November 2009	27 November 2009

News release: “Randgold Resources UPS Tongon Stake” dated 25 November 2009	25 November 2009

News release: “Randgold Resources Limited Announces Sale of Kiaka Project License to Volta Resources Limited in Exchange for Cash and Common Shares of Volta” dated 20 November 2009	20 November 2009

News release: “Restricted Stock Awards and Sale of Shares: D M Bristow” dated 16 November 2009	16 November 2009

News release: “Four New Mines on Horizon” dated 10 November 2009	10 November 2009

News release: “Randgold Resources Signs Agreement to Increase State in Moto Gold Project” dated 31 October 2009	2 November 2009

News release: “Randgold Resources Expands on its Moto Deal” dated 2 November 2009	2 November 2009

News release: “Total Voting Rights” dated 30 October 2009	30 October 2009

Notice: Notice of Change in Corporate Structure dated 16 October 2009	16 October 2009

News release: “Randgold Resource and Moto Goldmines Complete Business Combination” dated 15 October 2009	16 October 2009
Details of all regulatory announcements can be found in full on the company’s profile on the SEDAR website at: www.sedar.com

Documents filed with the UK Listing Authority Document Disclosure Authority

TITLE	DATE
Class 1 Circular for the Acquisition of the stake in Kibali Goldmines	30 November 2009

Prospectus for the Shares issued in relation to the Acquisition of Moto Goldmines Limited	12 October 2009
Documents submitted to the UKLA’s Document Viewing Facility can be viewed at the Document Viewing Facility, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.
Caution: This Annual Information Update is required by and is made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kingdom (Prospectus Rule 5.2) and not for any other purpose and neither the Company, nor any person, takes any responsibility for, nor makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains. This information is not necessarily up to date as at the date of this Annual Information Update and the Company does not undertake any obligation to update any such information in the future.
Randgold Resources contact
David Haddon
Telephone: +27 11 481 7214
Mobile: +27 83 260 5275
Email: dhaddon@randgoldresources.com